Exhibit 99.1

Gauzy Ltd. Announces Purchases of Gauzy Shares by CEO, Other Senior Executives and Key Long-Term Investor

TEL AVIV, Israel, September 12, 2024 (GLOBE NEWSWIRE) -- Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader in vision and light control solutions, today announced Eyal Peso, Co-Founder and Chief Executive Officer; Adrian Lofer, Co-Founder and Chief Technology Officer; Meir Peleg, Chief Financial Officer; and pre-IPO Gauzy Board member and long-term investor Alejandro Weinstein have acquired an aggregate of 48,472 Gauzy ordinary shares. The purchases, made at an average price of $10.35/share, for a total investment of $501,400, were made through open market purchases during the months of August and September 2024.

“This investment by core current and former leaders of Gauzy underscores our unwavering commitment and belief in our company’s vision and potential,” Mr. Peso stated. “Our strong orderbook, pipeline of exciting new technologies and expanding market presence position us well for continued success. We are excited about our future and the opportunity to increase our ownership stake in Gauzy at attractive levels.”

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and the United Arab Emirates. Gauzy serves leading brands across aeronautics, automotive, and architecture in over 30 countries through direct fulfillment and a certified and trained distribution channel.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-278675), dated June 5, 2024 and filed with the SEC. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Contacts

Media:
Brittany Kleiman Swisa
Gauzy Ltd.
press@gauzy.com

Investors:
Dan Scott, ICR Inc.
ir@gauzy.com